Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 20, 2015, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 20, 2015	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague, May 20, 2015

Summary Annual General Meeting of Shareholders

Aegon N.V.’s Annual General Meeting of Shareholders (AGM) on May 20, 2015, adopted all resolutions and proposals on the agenda, including the Annual Accounts for the 2014 financial year and the reappointment of Aegon’s CEO, Alex Wynaendts.

Shareholders approved the final dividend for 2014 of EUR 0.12 per common share, resulting in a total dividend for the financial year 2014 of EUR 0.23 per common share. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the dividend in common shares will be approximately equal to the cash dividend. It is Aegon’s intention to neutralize the dilution effect of stock dividend.

The stock fraction for the stock dividend will be based on the average price of Aegon shares on the Euronext Amsterdam stock exchange for the five trading days from June 8 to June 12, 2015. The dividend will be payable as of Friday June 19, 2015.

At the AGM, Alex Wynaendts (1960) was reappointed as Aegon’s CEO, for a third consecutive four-year term. “I am proud to have been reappointed”, said Alex Wynaendts. “In the coming years, we will continue our transformation to become a truly customer-centric company, serving the best interest of all Aegon’s stakeholders.”

In addition, Aegon shareholders appointed Ben Noteboom, former CEO of Randstad Holding, as a new member of the Supervisory Board. Leo van Wijk will retire from the Supervisory Board, having completed the maximum of three four-year terms. Aegon’s Supervisory Board Chairman Rob Routs commented: “We thank Leo van Wijk for his extraordinary contribution and sharing his expertise in various areas over the past twelve years. Furthermore, we welcome Ben Noteboom to the company and wish him every success in his new role.”

The full details of the resolutions approved during the AGM will be published in the AGM Archive on aegon.com.

Media relations	Investor relations
Marcel van Beusekom	Willem van den Berg
+31 (0) 70 344 8572	+31 (0) 70 3448405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.